Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D Corriero

Partner

jcorriero@stradley.com

215.564.8528

December 21, 2023

Via EGAR Transmission
Mr. Brian Szilagyi, CPA
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting Office
100 F. Street, N.E.
Washington, DC 20549

Re:	Virtus ETF Trust II (the “Trust”) File Nos. 333-206600 and 811-23078

Dear Mr. Szilagyi:

I am writing in response to the comments you provided in our phone conversation on November 7, 2023, to the Trust’s Form N-CSR for the fiscal year ended July 31, 2023. For your convenience, I have reproduced your comments in italics below, followed by the responses of the Trust.

1.	We remind you that the Trust and its management are responsible for the accuracy and adequacy of the disclosures notwithstanding any review, comment to action or absence of action by the staff.

RESPONSE: The Trust acknowledges the staff’s comment.

2.	With respect to Item 4(d) of Form N-CSR, going forward, please include a sufficient description of the nature of the services comprising the fees disclosed under this category for the last two fiscal years.

RESPONSE: The Trust acknowledges the staff’s comment and will include the requested information on a go-forward basis.

Philadelphia, PA ● Malvern, PA ● Cherry Hill, NJ ● Newark, NJ ● Wilmington, DE ● Washington, DC ● New York, NY ● Chicago, IL

A Pennsylvania Limited Liability Partnership

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Thank you for your comments. Please feel free to contact me at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero

cc:	William Smalley Daphne Chisolm Michael Mabry